One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

May 1, 2025

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lory Empie
William Schroeder
Robert Arzonetti
Todd Schiffman

Re:	CoastalSouth Bancshares, Inc.
Draft Registration Statement on Form S-1
Submitted March 5, 2025
CIK No. 0001297107

To Whom It May Concern:

On behalf of CoastalSouth Bancshares, Inc., a Georgia corporation (the “Company”), we hereby respectfully respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated April 1, 2025, relating to the Company’s Draft Registration Statement on Form S-1 submitted on March 5, 2025 (the “Draft Registration Statement”).

We are concurrently confidentially submitting in electronic form for nonpublic review Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in italics and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers in the responses are to the pages of Amendment No. 1.

Alston & Bird LLP	www.alston.com

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Cover Page

Comment 1:

Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on the NYSE. In addition, clarify when you expect to apply to list on the NYSE.

Response:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to indicate that the offering is contingent upon receipt of certification to list on the New York Stock Exchange ("NYSE"). The Company has begun the process to obtain clearance from the NYSE to submit an initial listing application, and intends to submit such application within the next two weeks.

Comment 2:

We note that on the cover page and elsewhere throughout the registration statement, you state that you and the selling shareholders will be offering shares of your common stock. We further note your disclosure on page 49 that you have both “voting” and “non-voting” common stock. Please revise your disclosure on the cover page and elsewhere as appropriate to clarify which type of common stock is being offered.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and elsewhere throughout the prospectus to clarify that it and the selling shareholders are offering voting common stock. The Company respectfully advises that any shares of non-voting common stock offered by the selling shareholders to the underwriters in the offering will automatically convert into shares of voting common stock upon transfer.

Our Three Growth Strategies

Comment 3:

Please discuss whether you have future plans for branch growth. If you have plans, indicate which area you expect to focus on and whether it would be through de novo branching or otherwise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Amendment No. 1 to indicate that it may continue to expand its branch network the establishment of additional de novo branches, as well as through mergers and acquisitions. The Company’s primary focus is currently on expanding its franchise in its existing markets, as well as new markets throughout Georgia and South Carolina. The Company advises that it would consider expansion into certain metro markets in contiguous states on an opportunistic basis. The driving factors for the Company’s market expansion include, but are not limited to, identification of (a) attractive acquisition opportunities and/or (b) experienced commercial bankers.

Our Competitive Advantage – Our Six Non-Financial Value Drivers

Comment 4:

The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business. For example, and without limitation, please balance your discussion with a discussion of the added risks of commercial risk estate lending, that the majority of the comparable banks you list on page 16 have more total assets than you and targeting small to medium-sized businesses as loan clients.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 under the heading Our Competitive Advantage – Our Six Non-Financial Drivers on page 5 to provide more balanced disclosure of the challenges the Company faces and the risk and limitation that could harm its business, including: (a) risks associated with commercial real estate lending, (b) that the majority of the comparable banks listed on page 16 have more total assets than the Company, and (c) the risks associated with targeting small to medium-sized businesses as loan clients.

Prospectus Summary Diversification

Comment 5:

Please revise your disclosure here and elsewhere as appropriate to disclose the overall percentage of your gross loan portfolio that is secured by commercial real estate.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Amendment No. 1 to state that 51.3% of its loan portfolio is secured by commercial real estate.

Our Community bank

Comment 6:

Please indicate here and in the section beginning at the bottom of page 79, which market area each of your branches are located.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 10 and 81 of Amendment No. 1 to identify the relevant market area in which each of its current branches is located.

Cautionary Note Regarding Forward-Looking Statements

Comment 7:

We note your statement that “[y]ou should not rely on any forward-looking statements, which represent [y]our beliefs, assumptions and estimates only as of the date on which they were made, as predictions of future events.” Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.

Response:

In response to the Staff’s comment, the Company has revised its disclosure relating to the Cautionary Note Regarding Forward-Looking Statements on page 48 of Amendment No. 1 to remove the statement that “[y]ou should not rely on any forward-looking statements”.

Management’s Discussion and Analysis Total Assets

Comment 8:

We note your disclosure on page 59 that “the increasing trend in total assets was primarily attributable to an increase in gross LHFI…” Please reconcile this disclosure with your disclosure on page 60 that says “Gross LHFI remained relatively flat at approximately $1.4 billion as of December 31, 2024 and 2023” or revise as necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in page 62 of Amendment No. 1 to indicate that the increase in total assets was primarily attributable to an increase in LHFS.

Liquidity

Comment 9:

We note your disclosure that you monitor your liquidity position on a continual basis. Please revise your filing to identify the group responsible for monitoring your liquidity position and discuss in more detail any liquidity policy guidelines and metrics you use to manage your liquidity, such as coverage ratios or specific thresholds, as applicable, and whether you complied with your internal guidelines with respect to these metrics for each of the periods presented.

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding liquidity monitoring on page 73 of Amendment No. 1 to identify the Bank’s Asset and Liability Committee, as well as the Credit and Risk Committee of the Board of Directors, as the primary groups responsible for monitoring the Bank’s liquidity position. In addition, the Company has identified various liquidity metrics and ratios that these groups use to monitor the Bank’s liquidity position. As of December 31, 2024, the Bank was in compliance with all internal guidelines.

Contractual Obligations

Comment 10:

We note the contractual obligations table on page 72 does not include other borrowings from the table on page F-31. Please revise your total contractual obligation table to include other borrowings or tell us why you believe other borrowings should not be included in that table.

Response:

In response to the Staff’s comment, the Company has revised the contractual obligations table on page 75 of Amendment No. 1 to include other borrowings.

Principal and Selling Shareholders

Comment 11:

Please revise your disclosure here to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company plans to incorporate the list of selling shareholders and all other information required by Item 507 of Regulation S-K in a subsequent submission or filing, as applicable, prior to or in concert with its initial public filing of the Registration Statement.

Item 16 – Exhibits and Financial Statement Schedules

Comment 12:

We note your references to employment agreements with your named executive officers on pages 100 to 101. Please file these agreements as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has attached the employment agreements for each of Messrs. Stephen R. Stone, President and Chief Executive Officer, and Anthony P. Valduga, Chief Financial Officer and Chief Operating Officer, as exhibits to Amendment No. 1.

Very truly yours,

Alston & Bird LLP

/s/ Mark C. Kanaly
By: Mark C. Kanaly
A Partner

CC: Stephen R. Stone, President and Chief Executive Officer, CoastalSouth Bancshares, Inc.

David W. Ghegan, Troutman Pepper Locke LLP